UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
CORRIENTE RESOURCES INC.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
a wholly-owned direct subsidiary of
CRCC-TONGGUAN INVESTMENT CO., LTD.
a jointly owned direct subsidiary of
TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
and
CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
22027E409
(CUSIP Number of Class of Securities (if applicable))

Guobin HU
CRCC-Tongguan Investment (Canada) Co., Ltd.
700 West Georgia Street, 25th Floor
Vancouver, BC Canada
V7Y 1B3
Telephone: +1-604-684-9151
and
Guobin HU
CRCC-Tongguan Investment Co., Ltd.
c/o Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Guobin HU
Tongling Nonferrous Metals Group Holdings Co., Ltd.
Changjiang West Road
Tongling 244001, Anhui Province
People’s Republic of China
Telephone: +86 562 5860046
and
Dongna HE
China Railway Construction Corporation Limited
No. 40, Fuxing Road
Beijing 100855
People’s Republic of China
Telephone: +86 105 2688103
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
Fax: (212) 308-0132
February 1, 2010
(Date tender offer first published, sent or given to securityholders)
Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$197,944,302	$14,114

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows: the product of (x) 24,519,846, the number of subject company common shares estimated to be held by shareholders in the United States as of February 2, 2010, (y) CAD$8.60, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9387, the inverse of the Bank of Canada’s noon buying rate for Canadian dollars on February 1, 2010.
☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid: $14,114	Registration No.: 005-82963

Filing Party: CRCC-Tongguan Investment (Canada) Co., Ltd.

Form: SC14D-1F	Date Filed: February 2, 2010

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
1.     Offer to Purchase and Offer Circular, dated February 1, 2010, including Letter of Transmittal and Notice of Guaranteed Delivery. 1
2.     Notice of Extension, dated March 25, 2010. 2
3.     Notice of Extension, dated April 26, 2010. 3
4.     Notice of Compulsory Acquisition, dated June 4, 2010, including Letter of Transmittal.
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” on the inside front cover page of each of the Offer to Purchase and Offer Circular, dated February 1, 2010, the Notice of Extension, dated March 25, 2010, and the Notice of Extension, dated April 26, 2010.

[1]	Previously filed with the filing persons’ Schedule 14D-1F filed with the U.S. Securities and Exchange Commission (the “SEC’’) on February 2, 2010.

[2]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 1) filed with the SEC on March 25, 2010.

[3]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 2) filed with the SEC on April 27, 2010.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The offer contained in the document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may in its sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction. The offer contained in this document has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the offer contained in this document or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
NOTICE OF COMPULSORY ACQUISITION
for all the Outstanding Common Shares of Corriente Resources Inc.
June 4, 2010

To:
Holders of common shares of Corriente Resources Inc. who did not accept the offer dated February 1, 2010, as extended on March 25, 2010 and April 26, 2010, made by CRCC-Tongguan Investment (Canada) Co., Ltd., a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd., a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited.

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO
On February 1, 2010, CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) made an offer (the “Offer”) to purchase at a price of Cdn.$8.60 per share all of the issued and outstanding common shares (the “Common Shares”) of Corriente Resources Inc. (“Corriente”), including all Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under Corriente’s stock option plan. The Offer expired at 5:00 p.m. (Vancouver time) on May 28, 2010 (the “Expiry Time”), and the Offeror has taken up and accepted for payment 76,478,495 Common Shares representing approximately 96.9% of the Common Shares on a fully-diluted basis.
The Offer indicated that if, within four months after the making of the Offer, the Offer has been accepted by persons who, in the aggregate hold at least 90% of the outstanding Common Shares as at the Expiry Time, the Offeror will, to the extent possible, acquire the remainder of the Common Shares (the “Remaining Shares”) from those shareholders who have not accepted the Offer (the “Remaining Shareholders”, which includes any person who subsequently acquired any Remaining Shares), pursuant to Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), for the same consideration and on the same terms contained in the Offer (the “Compulsory Acquisition”).
The Offeror is hereby exercising its rights under the BCBCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300 of the BCBCA that:
(a)	the Offer was accepted by shareholders of Corriente (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Common Shares, other than Common Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its affiliate;
(b)	the Offeror has taken-up and accepted for payment the Common Shares held by the Accepting Shareholders;
(c)	under the BCBCA, upon sending this Notice to a Remaining Shareholder, the Offeror is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Common Shares that were acquired under the Offer; and
(d)	a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court has not, on application made by a Remaining Shareholder to whom this Notice was given, ordered otherwise, the Offeror must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Corriente and pay or transfer to Corriente the cash consideration payable by the Offeror for the Remaining Shares that the Offeror is entitled to acquire. On receiving such notice and cash consideration, Corriente must register the Offeror as a shareholder of Corriente with respect to all the Remaining Shares. The cash consideration received by Corriente from the Offeror will be held by Corriente, or a trustee approved by the Court, in trust for the Remaining Shareholders.
The Offeror intends to transfer the cash consideration for, and become registered as a shareholder with respect to, the Remaining Shares on or about August 4, 2010. In order to prevent a delay in receiving the purchase price for your Remaining Shares, the Offeror recommends that you complete the enclosed Transmittal and return it together with the certificate(s) representing your Remaining Shares to Computershare Investor Services Inc. (the “Depositary”) at the address set forth in the instructions attached hereto, within two months of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares.
If you have already deposited all of your Common Shares under the Offer, no further action is required by you.
Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.
The foregoing is only a summary of the statutory right of Compulsory Acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which certain rights available to Remaining Shareholders may be lost or altered. Remaining Shareholders who wish to be better informed about those provisions should consult their own legal advisors.

Yours truly, CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
By	(Signed) Shouhua Jin
	Name:	Shouhua Jin
	Title:	Chairman

By	(Signed) Dongqing Li
	Name:	Dongqing Li
	Title:	Chief Executive Officer

INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION
Within two months of the date of this Notice, a Remaining Shareholder should:
(A)	to receive the purchase price of Cdn.$8.60 per share for such Remaining Shareholder’s Remaining Shares without delay, complete the enclosed Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) representing such Remaining Shareholder’s Remaining Shares; or
(B)	apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.
Transmittals and certificate(s) representing Remaining Shares should be delivered to the Depositary at the following address:
Computershare Investor Services Inc.

By Mail P.O. Box 7021 31 Adelaide St. E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Facsimile: 1-905-771-4082
The method used to deliver the Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of August 4, 2010 to permit delivery to the Depositary at or prior to 5:00 p.m. (Vancouver time) on August 4, 2010. Delivery will only be effective upon actual receipt by the Depositary.
If a certificate has been lost or destroyed, the Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Corriente.
If you complete and deliver a properly completed and executed Transmittal to the Depositary with the certificate(s) representing Remaining Shares on or before 5:00 p.m. (Vancouver time) on August 4, 2010, the cheque representing the payment to which you are entitled will be sent to you by regular mail promptly after August 4, 2010.
After the Offeror has been registered as the holder of the Remaining Shares, Corriente, or a trustee approved by the Court, must hold in trust the funds received from the Offeror for the benefit of the former holders of the Remaining Shares. A former holder must provide to Corriente the certificate(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Corriente may require, in order to receive the funds to which the former holder is entitled. After August 4, 2010 Corriente intends to communicate further with any former holders of Remaining Shares who did not deliver a Transmittal and the certificate(s) representing the Remaining Shares to make arrangement for payment. Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.
Questions or requests for assistance may be directed to the Depositary, whose contact details are provided above.

THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS TRANSMITTAL IS COMPLETED. THIS TRANSMITTAL IS FOR USE IN DEPOSITING COMMON SHARES OF CORRIENTE RESOURCES INC. PURSUANT TO THE COMPULSORY ACQUISITION.
TRANSMITTAL

TO:	CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.

AND TO:	Computershare Investor Services Inc., as Depositary, at its Toronto, Ontario office set out herein

USE THIS TRANSMITTAL TO DEPOSIT A SHARE CERTIFICATE.
CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”) made an offer (the “Offer”) dated February 1, 2010, as extended on March 25, 2010 and April 26, 2010, to purchase at a price of Cdn.$8.60 per share all of the issued and outstanding common shares (the “Common Shares’’) of Corriente Resources Inc. (the “Company”), including all Common Shares issued or conditionally issued after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under the Company’s stock option plan. The Offer expired at 5:00 p.m. (Vancouver time) on May 28, 2010, and the Offeror has taken up and accepted for payment 76,478,495 Common Shares representing approximately 96.9% of the Common Shares on a fully-diluted basis.
Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated June 4, 2010, the Offeror exercised its right under section 300 of the Business Corporations Act (British Columbia) to acquire all of the Common Shares which remain outstanding held by those persons who did not accept the Offer (the “Shareholders”) for the same price and on the same terms as the Common Shares that were acquired under the Offer (the “Compulsory Acquisition”). Under the Compulsory Acquisition, the Offeror is entitled and bound to acquire all the Common Shares that remain outstanding for the same price and on the same terms set forth in the Offer and related circular dated February 1, 2010, as extended on March 25, 2010 and April 26, 2010 (the “Circular”), subject to an order of the court that directs otherwise.
Capitalized terms used but not defined in this Transmittal which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Circular. All dollar references in this Transmittal refer to Canadian dollars, except where otherwise indicated.
Questions or requests for assistance in completing this Transmittal and depositing Common Shares with the Depositary may be directed to the Depositary, whose contact details are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.
DELIVERY OF THIS TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W‑9 SET FORTH BELOW (SEE INSTRUCTION 6, “SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 6.

COMMON SHARE INFORMATION
     The following are the details of the enclosed certificates:

COMMON SHARES OF THE COMPANY
(Please print or type. If space is insufficient, please attach a list to this Transmittal in the form below.)

Name(s) in which Registered
Certificate Number(s)	(please print and fill in exactly as	Number of Common Shares
(if available)	name(s) appear(s) on certificate(s))	Represented by Certificate

TOTAL:
SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A
PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(Unless Block “D” is checked) TO:

☐   Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance
or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)
     If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 6, “Substitute Form W-9 for U.S. Shareholders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS TRANSMITTAL IS DEPOSITED (check box)

SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.
Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name

Please Check Appropriate box
☐  Individual/Sole Proprietor   ☐  Corporation   ☐  Partnership   ☐  Limited liability company (Enter the tax classification:
D = disregarded entity; C = corporation; P = partnership) _______________   ☐  Other
Address

City ______________________________   State ______________________________   Zip Code ______________________________
Part 3 — Certification — Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)	I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
Signature of U.S. person ___________________________________________________   Date ___________________________, 2010
NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature ____________________________________________________________   Date ______________________________, 2010

INSTRUCTIONS

1.	Use of Transmittal
(a)	In order to prevent a delay in receiving the purchase price for your Common Shares, the Offeror recommends that this Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with accompanying certificate(s) representing the Common Shares, with the signature(s) guaranteed if required in Instruction 3 below, be returned to the Depositary at the address specified on the back of this Transmittal at or prior to 5:00 p.m. (Vancouver time) on August 4, 2010.
(b)	The method used to deliver this Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of August 4, 2010 to permit delivery to the Depositary at or prior to 5:00 p.m. (Vancouver time) on August 4, 2010. Delivery will only be effective upon actual receipt by the Depositary.
(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.

2.	Signatures
     This Transmittal must be completed and executed by the Shareholder described above or by such holder’s duly authorized representative (in accordance with Instruction 4).
(a)	If this Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Transmittal.
(b)	Notwithstanding Instruction 2(a), if this Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the Transmittal is signed other than exactly as the name of the registered holder appears on the Common Share certificate, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s): (i) the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 3 below.

3.	Guarantee of Signatures
     No signature guarantee is required on this Transmittal if:
(a)	the Transmittal is signed by the registered owner of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited therewith, the cash payable under the Notice of Compulsory Acquisition is to be delivered directly to such registered holder; or
(b)	Common Shares are deposited for the account of an Eligible Institution.
     In all other cases, all signatures on this Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of this Transmittal or if the cash payable is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution except that no guarantee is required if the signature is that of an Eligible Institution.

     An “Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations
     Where this Transmittal is executed by a person as an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions
     If the cheque(s) representing payment for Common Shares is (are) to be sent to someone at an address other than the address of the Shareholder as it appears in Block A in this Transmittal, entitled “Payment Instructions”, then Block B in this Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, the cheque will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of the Company. Any cheque(s) mailed in accordance with the Notice of Compulsory Acquisition and this Transmittal will be deemed to be delivered at the time of mailing.

6.	Substitute Form W-9 for U.S. Shareholders Only
     United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.
     To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that the holder is not subject to backup withholding because of an exemption and has either not been notified by the IRS that its is subject to backup withholding as a result of a failure to report all interest or dividends or has been notified by the IRS that it is no longer subject to backup withholding, and (3) that the holder is a U.S. citizen or other U.S. person. For this purpose, you are considered a U.S. person if you are an individual who is a U.S. citizen or U.S. resident alien, a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate (other than a foreign estate), or a domestic trust (as defined in Regulations section 301.7701-7).
     Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W‑9 (the “W-9 Guidelines”) for additional instructions.
     If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
     If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
     If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.
     A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.

7.	Currency of Payment
     All amounts payable pursuant to the Compulsory Acquisition will be paid in Canadian dollars.

8.	Failure to Submit Properly Completed Transmittal
     If a Shareholder fails to submit a properly completed Transmittal or does not submit a Transmittal with the certificate(s) representing Common Shares, then the cheque representing payment for such Common Shares will be mailed to the address of the Shareholder as it appears on the securities register maintained by or on behalf of the Company.

9.	Miscellaneous
(a)	If the space in the box in this Transmittal entitled “Common Shares of the Company” is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Transmittal.
(b)	If the Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Transmittal should be signed for each different registration.
(c)	Before completing this Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.
(d)	Additional copies of the Notice of Compulsory Acquisition and this Transmittal may be obtained without charge on request from the Depositary at its address provided on the back page of this Transmittal.

10.	Lost Certificates
     If a share certificate has been lost or destroyed, this Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided on the back of this Transmittal. The Depositary will forward such letter to the Company’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity, or any other reasonable document or action at the request of the Company.

11.	Assistance
     Questions or requests for assistance in completing this Transmittal and depositing Common Shares with the Depositary may be directed to the Depositary, whose contact details are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares pursuant to the Compulsory Acquisition.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:		Give Name and Taxpayer Identification Number of

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor	The minor(2)
(Uniform Gift to Minors Act)

4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or a disregarded entity owned by an individual	The owner(3)

6.	Disregarded entity not owned by an Individual	The owner

7.	A valid trust, estate, or pension trust	The legal entity(4)

8.	Corporate (or entity electing corporate status on Form 8832)	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC treated as a partnership	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number
     If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.
Payees Exempt from Backup Withholding
     Payees specifically exempted from backup withholding for this purpose include:
(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);
(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;
(iii)	An international organization or any agency or instrumentality thereof;
(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;
(v)	A corporation;
(vi)	A financial institution;
(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;
(viii)	A real estate investment trust;
(ix)	A common trust fund operated by a bank under Section 584(a);
(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xii)	A foreign central bank of issue; and

(xiii)	A trust exempt from tax under Section 664 or described in Section 4947.
     Exempt payees described above must file a Substitute Form W-9 included in this Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.
     PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties
(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.
(3)	Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer is:
DEPOSITARY

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St E	9th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Action	s Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082
The Information Agent for the Offer is:
INFORMATION AGENT
North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
E-mail: gsproxygroup@gscorp.com
Any questions or requests for assistance or additional copies of the Notice of Compulsory Acquisition and this Transmittal may be directed to the Depositary or the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION

1.1	Support Agreement, dated December 28, 2009, by and among Tongling Non-Ferrous Metals Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. and Corriente Resources Inc. [1]

1.2	Form of Lock-Up Agreement. [1]

1.3	Assignment and Assumption Agreement, effective as of January 25, 2010, between CRCC-Tongguan Investment Co., Ltd. and CRCC-Tongguan Investment (Canada) Co., Ltd. [2]

1.4	Notice of CRCC-Tongguan Investment Co., Ltd., dated February 1, 2010. [2]

1.5	Press Release, dated March 24, 2010. [3]

1.6	Press Release, dated April 26, 2010. [4]

1.7	Early Warning Report, dated June 1, 2010, filed by CRCC-Tongguan Investment Co., Ltd. [5]

1.8	Press Release, dated May 31, 2010. [5]

1.9	Press Release, dated June 1, 2010. [5]

[1]	Incorporated by reference to the Schedule 13D filed by Tongling Nonferrous Metals Group Holdings Co., Ltd, China Railway Construction Corporation Limited and CRCC-Tongguan Investment Co., Ltd. on January 7, 2010.

[2]	Previously filed with the filing persons’ Schedule 14D-1F filed with the SEC on February 2, 2010.

[3]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 1) filed with the SEC on March 25, 2010.

[4]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 2) filed with the SEC on April 27, 2010.

[5]	Previously filed with the filing persons’ Schedule 14D-1F/A (Amendment No. 3) filed with the SEC on June 1, 2010.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings

a.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

a.	A written irrevocable consent and power of attorney on Form F-X was filed by each of CRCC-Tongguan Investment (Canada) Co., Ltd., CRCC-Tongguan Investment Co., Ltd., Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited on February 2, 2010.

b.	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, CRCC-Tongguan Investment (Canada) Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment (Canada) Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 4, 2010	CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, CRCC-Tongguan Investment Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon CRCC-Tongguan Investment Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 4, 2010	CRCC-TONGGUAN INVESTMENT CO., LTD.
	By:	/s/ Shouhua JIN
		Name:	Shouhua JIN
		Title:	Authorized Representative

     By signing this Schedule, China Railway Construction Corporation Limited consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Railway Construction Corporation Limited’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 4, 2010	CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED
	By:	/s/ Zhiliang ZHOU
		Name:	Zhiliang ZHOU
		Title:	Authorized Representative

     By signing this Schedule, Tongling Nonferrous Metals Group Holdings Co., Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Tongling Nonferrous Metals Group Holdings Co., Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date: June 4, 2010	TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.
	By:	/s/ Dongqing LI
		Name:	Dongqing LI
		Title:	Authorized Representative